                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of July, 2002


                                  WAVECOM S.A.

                             12, boulevard Garibaldi
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F  X   Form 40-F
                                      ---            ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes       No  X
                                      ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

[LOGO]


Contact:

Wavecom                                       Citigate Dewe Rogerson (U.S.)
Deborah Choate, Chief Financial Officer       Victoria Hofstad/Patrick Hughes
deborah.choate@wavecom.fr                     victoria.hofstad@citigatedr-ny.com
Phone: (33) 1-46-29-08-07                     Phone: (212) 688-6840


                  WAVECOM ANNOUNCES SECOND QUARTER 2002 RESULTS
              o  Company reports record revenues of E136.0 million
   o  Product gross margin progresses to 29.2%; operating income increases to
                                9.3% of revenues


Issy-les-Moulineaux, France - July 23, 2002 - Wavecom SA (Nasdaq: WVCM; Euronext Nouveau Marche: 7306), the world's number one provider of complete wireless solutions, today announced operating results for the second quarter. All results are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

For the second quarter of 2002, Wavecom reported that total revenues rose 84% to E136.0 million from E73.8 million for the second quarter of 2001, and increased 25% from the E108.6 million achieved in the first quarter of 2002. The rise in product revenues reflects continued strong sales into the Asian market. Sales to the Asia-Pacific region represented 82.2% of total revenues, with 11.7% for the Europe/Middle East/Africa region and 6.1% for the Americas region. Sales of WISMO modules accounted for 93.2% of total Q2 revenues (modem sales: 6.6%, service revenues: 0.2%).

Total product shipments reached a record 2.1 million units in the second quarter, up from 1.5 million in the first quarter. Product backlog rose sharply to E244 million at June 30, 2002, which was 39% higher than backlog of E175 million at March 31, 2002. To meet higher demand, Wavecom increased its production capacity with its existing contract manufacturers in Europe and has met its objective of having in place a theoretical production capacity of 4 million units per quarter.

"Our robust second quarter operating performance was sustained by a continued demand for our products across several market sectors," said Michel Alard, Wavecom's chairman. "During the second quarter, we successfully launched the WISMO Quik 2400 series and signed a major contact with Pantech, one of Korea's largest communications equipment manufacturers, to supply WISMO Pac modules for its GSM/GPRS phones to be launched in Europe in Q1 2003. We signed strategic contracts with several customers, including Digicom (Italy) for use of the WISMO Quik series across its full line of GSM/GPRS modems and Autoliv (Sweden) for the Volvo On Call telematic system. Additionally, we received significant follow-on orders from Sewon (South Korea) for use of the latest WISMO Quik series in a new line of phones destined for the Chinese market in Q3 2002. These contracts with and orders from new and existing customers in diverse markets strengthen our position and demonstrate the versatility of our WISMO Quik and WISMO Pac product lines."

The quarterly product revenue breakdown by market was: Personal Communication Devices ("PCD", which includes mobile telephones and personal digital assistants), 82.3%; Machine to Machine ("M2M", formerly known as telemetry), 2.9%; Automotive, 3.0%; and indirect sales to Distributors, 11.8%, which the Company understands are used primarily for M2M applications.

Product gross margin for the second quarter continued to improve to 29.2%, compared with 26.7% for the previous quarter and 17.2% for the second quarter last year. The continued strong performance reflects ongoing efforts to lower component and labor costs and continued gains in production efficiency, even as production capacity ramped up significantly, a new product was launched in the quarter and average selling prices continued to decline.

Operating expenditures for the second quarter of 2002 were E26.5 million, versus E13.5 million for the previous year's second quarter and E21.7 million for the first quarter of 2002. The increase is largely a result of headcount increases across the board in order to support the continued rapid growth of the Company. At June 30, 2002, total personnel numbered 725 compared with 640 at the end of March 2002 and 430 at the end of June 2001.

For the second quarter of 2002, Wavecom increased operating income to E12.7 million, compared with a E686,000 loss during the same quarter a year ago, and representing an increase of 102% from operating income of E6.3 million in the first quarter of 2002.

The Company reported net income of E5.8 million for this year's second quarter, or E0.39 per share (E0.37 on a fully diluted basis), compared with E433,000, or E0.03 per share (basic and diluted), for the second quarter of 2001. Second quarter net income decreased compared with the first quarter 2002 net income of E7.8 million, or E0.53 per share (E0.51 on a fully-diluted basis), as a result of a significant net foreign exchange loss of E8.4 million in the quarter. This foreign exchange loss stemmed from the rapid decline in the U.S. dollar compared to the euro during the second quarter of 2002, and in particular during the month of June when the majority of the Company's sales during Q2 2002 were recognized. Foreign exchange losses were incurred on cash balances and accounts receivable denominated in dollars, offset by gains on accounts payable in dollars.

For the six months ended June 30, 2002, total revenues were E244.6 million compared with E127.8 million for the comparable 2001 period--an increase of 91.4%. The Company reported gross profit of E67.2 million (reflecting a product gross margin of 28.1%) for the first half of 2002, up 198% compared with E22.5 million (product gross margin 16.3%) in the first half of 2001. For the six months ended June 30, 2002, operating income totaled E19.0 million compared with an operating loss of E3.0 million in the same period in 2001. Net income for the first half of 2002 was E13.6 million, or E0.91 per share (E0.88 diluted), compared with a net loss of E1.1 million, or E0.08 per share (basic and diluted) in the first half of 2001.

As of June 30, 2002, the Company had cash, cash equivalents and short-term investments of E123 million, compared with E102 million at March 31, 2002, as a result of increased cash flow from operations, offset in part by capital expenditures necessary for increasing production capacity.

ABOUT WAVECOM
A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS, CDMA and future 3G networks.

WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, personal digital assistants with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centers.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled E322.7 million in 2001 and E244.6 million in the six months ended June 30, 2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marche) in France and on the NASDAQ National Market exchange in the U.S.
                                WWW.WAVECOM.COM

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S PLANS OBJECTIVES, ESTIMATES AND GOALS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS," "BELIEVES" AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S BUSINESS IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING PROBABLE VARIABILITY IN THE COMPANY'S QUARTERLY OPERATING RESULTS, MANUFACTURING CAPACITY CONSTRAINTS, DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS, VARIABILITY IN PRODUCTION YIELDS, DEPENDENCE ON THIRD PARTIES, CURRENCY RATE CHANGES AND RISKS ASSOCIATED WITH MANAGING GROWTH. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DESCRIBED IN MORE DETAIL IN THE COMPANY'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY ANY OF THESE FORWARD-LOOKING STATEMENTS.


                           -FINANCIAL TABLES FOLLOW-

                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                     THREE MONTHS ENDED JUNE 30,

                                                                   2001           2002           2002
                                                               ------------   ------------   -----------

                                                                   Euro           Euro            USD
Revenues :
   Product sales...........................................         72,421        135,752       133,797
   Technology development and other services...............          1,350            264           260
                                                               ------------   ------------   -----------
                                                                    73,771        136,016       134,057
Cost of revenues :
   Product sales...........................................         59,987         96,112        94,728
   Technology development and other services...............            959            712           702
                                                               ------------   ------------   -----------
                                                                    60,946         96,824        95,430
                                                               ------------   ------------   -----------
Gross profit...............................................         12,825         39,192        38,628
Operating expenses :
   Research and development................................          7,122         14,925        14,710
   Sales and marketing.....................................          2,470          5,166         5,092
   General and administrative..............................          3,414          5,984         5,898
   Amortization of goodwill................................             74              -             -
   Amortization of deferred stock-based compensation.......            431            428           422
                                                               ------------   ------------   -----------
      Total operating expenses.............................         13,511         26,503        26,121
                                                               ------------   ------------   -----------
Operating income (loss)....................................           (686)        12,689        12,506
                                                               ------------   ------------   -----------
Interest income, net.......................................          1,013            689           679
Foreign exchange loss......................................            (90)        (8,415)       (8,294)
                                                               ------------   ------------   -----------
     Total financial income (loss).........................            923         (7,726)       (7,615)
                                                               ------------   ------------   -----------
Income before minority interests and income taxes..........            237          4,963         4,892
Minority interests (benefit)...............................           (132)           (46)          (45)
                                                               ------------   ------------   -----------
Income before income taxes.................................            369          5,009         4,937
Income tax expense (benefit)...............................            (64)          (741)         (730)
                                                               ------------   ------------   -----------
Net income.................................................            433          5,750         5,667
                                                               ============   ============   ===========
Basic net income per share.................................           0.03           0.39          0.38
                                                               ============   ============   ===========
Diluted net income per share...............................           0.03           0.37          0.37
                                                               ============   ============   ===========
Number of shares used for computing :
   - basic net income per share............................     14,706,857     14,903,600    14,903,600
   - diluted net income per share..........................     15,372,319     15,493,759    15,493,759

                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                      SIX MONTHS ENDED JUNE 30,
                                                               -----------------------------------------
                                                                   2001           2002           2002
                                                               ------------   ------------   -----------
                                                                   Euro           Euro            USD
Revenues :
   Product sales..........................................         123,660        244,110       240,595
   Technology development and other services..............           4,135            526           518
                                                               ------------   ------------   -----------
                                                                   127,795        244,636       241,113
Cost of revenues :
   Product sales..........................................         103,456        175,570       173,042
   Technology development and other services..............           1,808          1,841         1,814
                                                               ------------   ------------   -----------
                                                                   105,264        177,411       174,856
                                                               ------------   ------------   -----------
Gross profit..............................................          22,531         67,225        66,257
Operating expenses :
   Research and development...............................          13,288         27,597        27,200
   Sales and marketing....................................           5,167          9,072         8,941
   General and administrative.............................           6,067         10,720        10,566
   Amortization of goodwill...............................             140              -             -
   Amortization of deferred stock-based compensation......             862            855           843
                                                               ------------   ------------   -----------
      Total operating expenses............................          25,524         48,244        47,549
                                                               ------------   ------------   -----------
Operating income (loss)...................................          (2,993)        18,981        18,708
                                                               ------------   ------------   -----------
Interest income, net......................................           2,081          1,217         1,199
Foreign exchange loss.....................................            (914)        (8,130)       (8,013)
                                                               ------------   ------------   -----------
     Total financial income (loss)........................           1,167         (6,913)       (6,813)
                                                               ------------   ------------   -----------
Income (loss) before minority interests and income taxes..          (1,826)        12,068        11,894
Minority interests (benefit)..............................            (250)           (53)          (52)
                                                               ------------   ------------   -----------
Income (loss) before income taxes.........................          (1,576)        12,121        11,946
Income tax expense (benefit)..............................            (463)        (1,431)       (1,410)
                                                               ------------   ------------   -----------
Net income (loss).........................................          (1,113)        13,552        13,357
                                                               ============   ============   ===========
Basic net income (loss) per share.........................           (0.08)          0.91          0.90
                                                               ============   ============   ===========
Diluted net income (loss) per share.......................           (0.08)          0.88          0.86
                                                               ============   ============   ===========
Number of shares used for computing :
   - basic net income (loss) per share....................      14,699,682     14,872,620    14,872,620
   - diluted net income (loss) per share..................      14,699,682     15,457,452    15,457,452

                                  WAVECOM S.A.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                                                         At June 30,
                                                                                    At December 31, ----------------------
                                                                                          2001        2002         2002
                                                                                        ---------   ---------    ---------
                                                                                          Euro        Euro         USD
                                      ASSETS

Current assets :
   Cash and cash equivalents................................................             128,972     120,245      118,513
   Short-term investments...................................................               3,008       3,118        3,073
   Accounts receivable, net.................................................              46,219      88,144       86,875
   Inventory, net...........................................................              13,858      29,250       28,829
   Value added tax recoverable..............................................              22,251       3,179        3,133
   Prepaid expenses and other current assets................................              12,720       5,657        5,576
                                                                                        ---------   ---------    ---------
      Total current assets..................................................             227,028     249,593      245,999

   Property and equipment, net..............................................              15,666      23,991       23,646
   Goodwill, net............................................................               5,716       5,083        5,010
   Long-term investments....................................................               3,476       3,438        3,388
   Other assets.............................................................               8,061       8,871        8,743
                                                                                        =========   =========    =========
      Total assets..........................................................             259,947     290,976      286,786
                                                                                        =========   =========    =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Accounts payable.........................................................             111,926     116,060      114,389
   Accrued compensation.....................................................               5,755       5,717        5,635
   Other accrued expenses...................................................              15,525      25,988       25,614
   Current portion of loans.................................................                 488          82           81
   Current portion of capitalized lease obligations.........................                 201         167          165
   Deferred revenue and advances received from customers....................               2,648       3,366        3,318
   Other liabilities........................................................                 521         507          500
                                                                                        ---------   ---------    ---------
      Total current liabilities.............................................             137,064     151,887      149,700

Long-term portion of capitalized lease obligations..........................                 228         256          252
Other long-term liabilities.................................................                 410       1,008          993
                                                                                        ---------   ---------    ---------
      Total long-term liabilities...........................................                 638       1,264        1,246

Minority interests..........................................................                 361         308          304

Shareholders' equity :
Shares, Euro 1 nominal value, 14 948 311  shares issued and outstanding at
   June 30, 2002 (14 810 614 at December 31, 2001)..........................              14,811      14,948       14,733
Additional paid-in capital..................................................             135,013     135,358      133,409
Deferred compensation.......................................................              (2,990)     (1,802)      (1,776)
Retained earnings (deficit).................................................             (25,673)    (12,121)     (11,946)
Cumulative translation adjustment...........................................                 723       1,134        1,118
                                                                                        ---------   ---------    ---------
      Total shareholders' equity............................................             121,884     137,517      135,537
                                                                                        =========   =========    =========
      Total liabilities and shareholders' equity............................             259,947     290,976      286,786
                                                                                        =========   =========    =========

                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                                        Six months ended June 30,
                                                                                 -----------------------------------------
                                                                                   2001           2002            2002
                                                                                 ----------    -----------     -----------
                                                                                   Euro           Euro            USD
Cash flows from operating activities :
Net income (loss)........................................................           (1,113)        13,552          13,357
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
   Depreciation and amortization of property and equipment...............            2,292          4,181           4,121
   Amortization of goodwill..............................................              140              -               -
   Amortization of deferred stock-based compensation.....................              862          1,188           1,171
   Minority interests....................................................             (253)           (53)            (52)
   Net increase (decrease) in cash from working capital items............            7,633        (13,638)        (13,442)
                                                                                 ----------    -----------     -----------
          Net cash provided by operating activities......................            9,561          5,230           5,155
                                                                                 ----------    -----------     -----------
   Cash flows from investing activities :
      Final payment on Arguin acquisition................................              462              -               -
      Disposal (acquisition) of short-term investments...................           23,874           (110)           (108)
      Disposal of long term investments..................................                -             37              36
      Purchases of property and equipment................................           (4,872)       (12,629)        (12,447)
      Proceeds from sale of property and equipment.......................                -            137             135
                                                                                 ----------    -----------     -----------
          Net cash provided (used) by investing activities...............           19,464        (12,565)        (12,384)
                                                                                 ----------    -----------     -----------
Cash flows from financing activities :
   Net decrease in overdrafts and lines of credit........................             (529)             -               -
   Repayment of loans....................................................             (146)          (407)           (401)
   Principal payments on capital lease obligations.......................             (476)          (137)           (135)
   Exercise of stock options and founders' warrants......................              145            483             476
                                                                                 ----------    -----------     -----------
          Net cash used by financing activities..........................           (1,006)           (61)            (60)
Effect of exchange rate changes on cash and cash equivalents.............            2,118         (1,331)         (1,312)
                                                                                 ----------    -----------     -----------
Net increase (decrease) in cash and cash equivalents.....................           30,137         (8,727)         (8,601)
Cash and cash equivalents, beginning of period...........................           69,224        128,972         127,115
                                                                                 ----------    -----------     -----------
Cash and cash equivalents, end of period.................................           99,361        120,245         118,513
                                                                                 ==========    ===========     ===========

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 WAVECOM S.A.




Date:   26 July 2002                             By: /s/ Deborah Choate
      -------------------------                      ---------------------------
                                                     Deborah Choate
                                                     Chief Financial Officer